May 23, 1997

AGOURON PHARMACEUTICALS, INC.
10350 North Torrey Pines Road
La Jolla, California  92037

Gentlemen:

In connection with the registration on Form S-8 (the "Registration Statement") under the Securities Act of 1933, as amended, of 189,042 shares of Common Stock of Agouron Pharmaceuticals, Inc. (the "Company"), I advise you that, in my opinion, when such shares have been issued and sold pursuant to the provisions of the Alanex 1993 Stock Plan, the 1996 Equity Incentive Plan and the applicable individual option agreements all as assumed by the Company, and in accordance with the Registration Statement, such shares will be duly authorized, validly issued, fully paid and non-assessable shares of the Company's Common Stock.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Gary E. Friedman

Gary E. Friedman, Esq.
Vice President and General Counsel

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